UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13(a)-16 or 15(d)-16

of the Securities Exchange Act of 1934

For the month of February, 2022

001-36176

(Commission file number)

EROS STX GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)

3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On January 28, 2022, Eros STX Global Corporation (NYSE: ESGC) (the “Company”) announced that its Board of Directors had approved a one-for-twenty reverse split of its issued and outstanding A and B ordinary shares (the “Reverse Stock Split”). The Reverse Stock Split became effective as of 5:00 p.m. Eastern Time on February 7, 2022 (the “Effective Date”), and the Company’s A ordinary shares will begin trading on a post-split basis when the market opens on February 8, 2022.

The Reverse Stock Split will reduce the number of A ordinary shares from 357.3 million to 17.9 million and the number of B ordinary shares from 21.7 million to 1.1 million. The Reverse Stock Split will not modify any rights or preferences of the Company’s ordinary shares and there will be a proportionate adjustment in the par value per share.

No fractional shares will be issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive fractional shares will instead receive an amount of cash equal to the fraction of one share to which such holder would otherwise be entitled, multiplied by the average (after taking into account the ratio at which the Reverse Split is effected) of the intraday volume weighted average price (“VWAP”) of the Company’s A ordinary shares on the NYSE for the five trading days immediately preceding the Effective Date.

Computershare Trust Company, N.A. (“Computershare”), the Company’s transfer agent, will act as the exchange agent for the Reverse Stock Split. Shareholders with certificated A ordinary shares will receive a letter of transmittal from Computershare with instructions on how to surrender certificates representing pre-split shares. Shareholders should not send in their pre-split certificates until they receive a letter of transmittal from Computershare. Shareholders with book-entry shares or who hold their shares through a bank, broker or other nominee will not need to take any action. Immediately following the Reverse Stock Split, the CUSIP for the Company’s Common Stock will be G3788R105.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2022	Eros STX Global Corporation

/s/ Andrew Warren
Name: Andrew Warren
Title: Chief Financial Officer